UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

e.l.f. Beauty, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	Commission file number (001-37873)	46-4464131 (I.R.S. Employer Identification No.)

601 12th St., 14th Floor

Oakland, CA 94607

(Address of principal executive offices)

Scott Milsten

Senior Vice President, General Counsel

(510) 778-7787

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from April 1, 2025 to March 31, 2026.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from April 1, 2025 to March 31, 2026 (the “Reporting Period”).

e.l.f. Beauty, Inc. (“e.l.f. Beauty” and together with our subsidiaries, the “Company,” or “we”) is a multi-brand beauty company that offers inclusive, accessible, clean, vegan and cruelty free cosmetics and skin care products.

Conflict Minerals Disclosure

Our products are sourced and manufactured through a network of third-party manufacturers, primarily in China, with a portion also sourced in Thailand, Taiwan, Europe, and the United States. In connection with our process for complying with the rules of the U.S. Securities and Exchange Commission (the “SEC”) concerning conflict minerals, we evaluated the products we contract to manufacture to determine whether any contain conflict minerals necessary to their functionality or production. The SEC defines the term “conflict mineral” as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“Specified Minerals”).

We determined in good faith that a small number of products we contracted for manufacture during the Reporting Period contained Specified Minerals that are necessary to their functionality or production ("Subject Products"). The Subject Products represent an extremely small fraction of our overall product offerings. We do not directly manufacture any in-scope products, nor do we source directly from mines, traders, or processors of conflict minerals. We believe we are several or more levels removed from upstream participants in the mineral supply chain.

Reasonable Country of Origin Inquiry and Determination

We have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Subject Products. This RCOI was reasonably designed to determine whether any of the Specified Minerals contained in the Subject Products originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”).

As part of this process, we requested and received supplier information for the Subject Products. We made inquiries to those suppliers about the country of origin of those Specified Minerals contained in the Subject Products. After reviewing the initial information provided by our suppliers, we requested and received additional supplier information as part of our RCOI process and followed up with suppliers as necessary.

Based on our good faith inquiry, we have no evidence that any Specified Minerals contained in the Subject Products originated from the Covered Countries.

In accordance with Rule 13p-1 under the Exchange Act, we have filed this Specialized Disclosure Report (Form SD) for the Reporting Period. We will also make this Form SD available on our website (www.elfbeauty.com) within the “SEC Filings” subsection under the heading “Investors”. The reference to our website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the SEC.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

e.l.f. Beauty Inc. (Registrant)
Date: May 27, 2026	By: /s/ Scott Milsten Scott Milsten Senior Vice President, General Counsel